11022511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65521

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EDGEMONT CAPITAL PARTNERS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 WEST 40TH STREET, 19TH FLOOR
(No. and Street)

NEW YORK	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF SWEARINGEN (212) 867-8935, Ext. 2
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICH AND BANDER, LLP
(Name – *if individual, state last, first, middle name*)

15 WEST 28TH STREET, 7A	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFF SWEARINGEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDGEMONT CAPITAL PARTNERS, L.P., as of JUNE 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MANAGING DIRECTOR

Title

Notary Public

ISIS Y. MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6214877
Qualified in New York County
Commission Expires December 21, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Partners' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDGEMONT CAPITAL PARTNERS, L.P.
REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of
The Securities Exchange Act of 1934
SEC File No. 8-65521

FOR THE FIFTEEN MONTHS ENDED JUNE 30, 2011

EDGEMONT CAPITAL PARTNERS, L.P.
TABLE OF CONTENTS
FOR THE FIFTEEN MONTHS ENDED JUNE 30, 2011

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Independent Auditors' Report

To the Partners of
Edgemont Capital Partners, L.P.
New York, NY

We have audited the accompanying statement of financial condition of Edgemont Capital Partners, L.P. as of June 30, 2011, and the related statements of income, changes in partners' equity and cash flows for the fifteen months then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgemont Capital Partners, L.P. as of June 30, 2011, and the results of its operations and its cash flows for the fifteen months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Rich and Bander, LLP

New York, NY
August 16, 2011

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

EDGEMONT CAPITAL PARTNERS, L.P.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2011

ASSETS	
Current assets	
Cash and cash equivalents	$ 137,579
Accounts receivable	25,000
Note receivable	8,281
Prepaid expenses	742
Due from related party	100,039
Total current assets	**271,641**
Property and equipment, net of accumulated depreciation	-
TOTAL ASSETS	**$ 271,641**
LIABILITIES AND PARTNERS' EQUITY	
Current liabilities	
Accounts payable and accrued expenses	$ 15,373
Total current liabilities	**15,373**
Partners' equity	**256,268**
TOTAL LIABILITIES AND PARTNERS' EQUITY	**$ 271,641**

The accompanying notes are an integral part of these financial statements.

EDGEMONT CAPITAL PARTNERS, L.P.
STATEMENT OF INCOME
FOR THE FIFTEEN MONTHS ENDED JUNE 30, 2011

Revenue	
Fee and commission revenue	$ 938,501
Expenses	
Retirement plan contribution	341,303
Rent	42,142
Professional fees	38,104
Travel and entertainment	28,695
Payroll	19,556
Employee benefits	19,329
Telecommunications	12,646
Auto expenses	7,867
Office expense	7,827
Consulting fees	5,100
Dues and subscriptions	4,179
Licenses and permits	4,111
Payroll taxes	1,571
Advertising	1,450
Insurance	1,222
Other operating expenses	7,177
	542,279
Income from operations	396,222
Other income	
Interest income	1,000
Net income	**$ 397,222**

The accompanying notes are an integral part of these financial statements.

EDGEMONT CAPITAL PARTNERS, L.P.
STATEMENT OF CHANGES IN PARTNERS' EQUITY
FOR THE FIFTEEN MONTHS ENDED JUNE 30, 2011

	General Partner's Equity	Limited Partners' Equity	Total Partners' Equity
Balance at April 1, 2010	$ 341,869	$ (132,823)	$ 209,046
Net income	250,000	147,222	397,222
Drawings	(250,000)	(100,000)	(350,000)
Balance at June 30, 2011	**$ 341,869**	**$ (85,601)**	**$ 256,268**

The accompanying notes are an integral part of these financial statements.

EDGEMONT CAPITAL PARTNERS, L.P.
STATEMENT OF CASH FLOWS
FOR THE FIFTEEN MONTHS ENDED JUNE 30, 2011

Cash flows from operating activities:	
Net income	$ 397,222
Adjustments to reconcile net income to net cash flows provided by operating activites:	
(Increase) decrease in operating assets:	
Accounts receivable	(25,000)
Prepaid expenses	(742)
Due from related party	(248,361)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	10,796
Unincorporated business tax liability	(4,000)
Total adjustments	(267,307)
Net cash provided by operating activities	129,915
Cash flows from financing activities:	
Drawings	(350,000)
Net cash used in financing activities	(350,000)
Net decrease in cash and cash equivalents	(220,085)
Cash and cash equivalents, beginning of period	357,664
Cash and cash equivalents, end of period	$ 137,579
Supplemental disclosures of cash flow information:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Edgemont Capital Partners, L.P. (the "Company") is a Limited Partnership registered with the Securities and Exchange Commission (SEC) and is a member the Financial Industry Regulatory Authority (FINRA). The Company was formed on December 20, 2001 under the laws of the State of Delaware and its office is located in New York, New York. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

The Company is a health care merchant banker, providing strategic advisory and capital raising services to emerging through mid-sized healthcare companies. It also engages in the private placement of securities and corporate finance consulting to institutional investors.

Basis of Accounting

Revenue and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments, except for those held for long-term investment, with maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

Fee and commission revenue due but not yet received that is expected to be collected within one year is recorded as accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment

Property and equipment are recorded at cost. Depreciation for property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

	Years
Office equipment	5

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Property and Equipment (cont'd)

Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is reported. Expenditures for major renewals and improvements that extend the useful lives of the property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Revenue Recognition

Fee and commission revenue, which includes fees earned from placement services and investment advising, is recognized when the transaction closes and realization is reasonably assured.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the fifteen months ended June 30, 2011 was $1,450.

Income Taxes

The Company is classified as a Partnership for Federal and New York State tax purposes, whereby the Company's income or loss is reported by the partners on their own income tax returns. Accordingly, no provision has been made for Federal and New York State taxes. The Company remains liable for New York City Unincorporated Business Tax.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through August 16, 2011, which is the date the financial statements were available to be issued.

2) FAIR VALUE MEASUREMENTS

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at June 30, 2011, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

3) ACCOUNTS RECEIVABLE

Accounts receivable represents fee and commission revenue due but not collected as of the financial statement date. These amounts are generally collected within one year. The Company believes its receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded for the fifteen months then ended.

4) NOTE RECEIVABLE

During the prior period, the Company admitted an equity limited partner. In exchange for 10% of the partnership units, the Company issued an interest-free note receivable in the amount of $24,844, with three equal payments of $8,281 due February 12, 2009, January 1, 2010, and January 1, 2011, respectively. During the current period, the partner was given an informal one year extension on the remaining balance due as of June 30, 2011 of $8,281.

5) PROPERTY AND EQUIPMENT

The following is a summary of property and equipment less accumulated depreciation as of June 30, 2011. There was no depreciation expense for the fifteen months ended June 30, 2011.

Office equipment	$ 36,219
Less accumulated depreciation	(36,219)
	$ -

6) RELATED PARTY AND EXPENSE SHARING AGREEMENT

Effective January 1, 2007, Edgemont Advisors L.P. ("Advisors"), an entity commonly owned and operated with the Company, assumed most of the Company's non-broker dealer business. As of that date, most of the existing non-broker dealer contracts with the Company's clients were assigned to Advisors, and the related operating expenses of that business were assumed and paid by Advisors.

Effective January 1, 2007, the Company and Advisors entered into an expense sharing agreement by which their operating expenses (i.e. office rent, office expenses. insurance, payroll related taxes, employee benefits, retirement plan contributions, professional fees, travel and entertainment, etc.) are allocated to each entity based on their respective revenue for the period. Expenses specific to Advisors, such as retirement plan contributions, NYC unincorporated business tax, taxes and licenses, and depreciation, are not allocated between the entities. Each entity is charged individually with these expenses.

The Company shall reimburse Advisors for such operating expenses by paying Advisors a monthly payment. The size of the monthly payment will be adjusted periodically to reflect the changes in the Company's relative revenue. At the end of each fiscal quarter, the Company and Advisors shall determine whether the aggregate monthly payments made during that quarter appropriately reimbursed Advisors for operating expenses provided to the Company, and shall make such end-of-quarter adjustments as are reasonably appropriate.

For the fifteen months ended June 30, 2011, the revenue of the Company represented 37% of the total revenue of both entities; therefore the Company was charged with 37% of the operating expenses of both entities.

For the fifteen months ended June 30, 2011, Advisors paid expenses totaling $161,032 on behalf of the Company. As of June 30, 2011, the Company has a balance due from Advisors of $100,039, classified as an interest-free short term receivable.

The Company leases office space occupied by both entities. Advisors pays the monthly rent which is allocated between the entities pursuant to the expense sharing agreement discussed above.

7) RETIREMENT PLANS

For the fifteen months ended June 30, 2011, the Company paid $341,303 in retirement plan contributions. The payments were based on profits from prior periods but the amounts were not determined until the current period.

8) CONCENTRATION OF RISKS

The Company maintains its cash balances at a major financial institution. As of June 30, 2011, the cash balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC"). The FDIC's temporary unlimited coverage is scheduled to remain in effect until December 31, 2012.

The Company provides service to its clients on a specific engagement basis and therefore the Company's clients may be transient and the volume of the services for specific clients may change substantially year to year.

For the fifteen months ended June 30, 2011, 85% of the Company's total fee and commission revenue was received from two clients.

9) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2011, the Company had net capital of $122,206 which is $117,206 in excess of required net capital of $5,000. The Company's net capital ratio at June 30, 2011 is 0.13 to 1.

10) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

EDGEMONT CAPITAL PARTNERS, L.P.
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE FIFTEEN MONTHS ENDED JUNE 30, 2011

Total partners' equity		$ 256,268
Non-allowable assets, deductions and charges:		
Accounts receivable	$ 25,000	
Note receivable	8,281	
Prepaid expenses	742	
Due from related party	100,039	
Total non-allowable assets, deductions and charges		134,062
Net capital		$ 122,206
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $15,373)		$ 1,025
Minimum dollar net capital requirement		5,000
Net capital requirement		5,000
Excess net capital		$ 117,206
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 120,669
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 15,373
Percentage of aggregate indebtedness to net capital		13%
Ratio of aggregate indebtedness to net capital		0.13 to 1

See the accompanying notes to the financial statements.

EDGEMONT CAPITAL PARTNERS, L.P.
SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT
FOR THE FIFTEEN MONTHS ENDED JUNE 30, 2011

Net capital, as reported in Company's Part II unaudited Focus Report	$ 132,549
Differences due to audit adjustments	96,015
Liabilities subordinated to claims of general creditors reported in Company's Part II unaudited Focus Report in error	(10,319)
Non-allowable assets not reported in Company's Part II unaudited Focus Report	(96,039)
Net capital, per report pursuant to Rule 17a - 5(d)	$ 122,206

See the accompanying notes to the financial statements.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

EDGEMONT CAPITAL PARTNERS, L.P.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE FIFTEEN MONTHS ENDED JUNE 30, 2011

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See the accompanying notes to the financial statements.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

To the Partners of
Edgemont Capital Partners, L.P.
New York, NY

In planning and performing our audit of the financial statements of Edgemont Capital Partners, L.P. (the "Company") for the fifteen months ended June 30, 2011 (on which we issued our report dated August 16, 2011), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3 (Cont'd)

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2011, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander, LLP

New York, NY
August 16, 2011

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Partners of
Edgemont Capital Partners, L.P.
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2011, which were agreed to by Edgemont Capital Partners, L.P. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Edgemont Capital Partners, L.P.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Edgemont Capital Partners, L.P.'s management is responsible for Edgemont Capital Partners, L.P.'s compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the fifteen months ended June 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers related to accruals, expenses, and the payment made with SIPC-6, supporting the adjustments noting no differences.

15 WEST 28TH STREET SUITE 7A NEW YORK NY 10001
Tel: (646) 843-9913 Fax: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation (Cont'd)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rich and Bander, LLP

New York, NY
August 16, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended June 30, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065521 FINRA MAR
EDGEMONT CAPITAL PARTNERS LP
119 W 40TH ST 19TH FL
NEW YORK NY 10018-2500

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 2,346 -
B.	Less payment made with SIPC-6 filed (exclude interest) October 27, 2010 Date Paid	(233 -)
C.	Less prior overpayment applied	(—)
D.	Assessment balance due or (overpayment)	2113 -
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	—
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2,113
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 2,113	
H.	Overpayment carried forward $(—)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

—

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Edgemont Capital Partners, LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Director
(Title)

Dated the 18 day of August, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2010 and ending June 30, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 938 501 -
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	—
2d. SIPC Net Operating Revenues	$ 938,501
2e. General Assessment @ .0025	$ 2,346
	(to page 1, line 2.A.)